UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                               Kinder Morgan, Inc.
    ------------------------------------------------------------------------
                                (NAME OF ISSUER)


                      Common Stock, par value $5 per share
    ------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                     49455P
    ------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                               James Westra, Esq.
                           Weil, Gotshal & Manges LLP
                               100 Federal Street
                                   34th Floor
                                Boston, MA 02110
                                 (617) 772-8300

                               R. Jay Tabor, Esq.
                           Weil, Gotshal & Manges LLP
                               200 Crescent Court
                                    Suite 300
                               Dallas, Texas 75201
                                 (214) 746-7700

    ------------------------------------------------------------------------
          ( NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                  May 30, 2007
    ------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
                                 --------------

      EXPLANATORY NOTES: This Final Amendment to Schedule 13D (this "Amendment") is being filed by Richard D. Kinder and the other reporting persons (collectively, the "Reporting Persons") identified in the Schedule 13D filed on May 30, 2006, as amended by Amendment No. 1 thereto filed on June 7, 2006, Amendment No. 2 thereto filed on August 30, 2006, Amendment No. 3 thereto filed on September 22, 2006, and amendment No. 4 thereto filed on October 24, 2006 (as so amended, the "Schedule 13D") with the Securities and Exchange Commission (the "Commission") relating to the common stock, par value $5.00 per share ("Common Stock"), of Kinder Morgan, Inc. (the "Issuer"). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings given in the Schedule 13D.

      ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

      The disclosure in Item 3 is hereby supplemented by adding the following after the last paragraph thereof:

      On May 30, 2007, pursuant to the terms of the Merger Agreement, Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. As a result, the Company no longer has securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and each Reporting Person may no longer be deemed to constitute a "group" with each other Reporting Person and the Sponsors.

      ITEM 4.  PURPOSE OF THE TRANSACTION.

      The last paragraph of Item 3 above is hereby incorporated by referenced in its entirety into this Item 4.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The last paragraph of Item 3 above is hereby incorporated by referenced in its entirety into this Item 4.

                                   Signatures

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this
Schedule 13D/A with respect to such person is true, complete and correct.

                                    Dated: May 31, 2007



                                                             *
                                            ------------------------------------
                                            RICHARD D. KINDER



                                                             *
                                            ------------------------------------
                                            C. PARK SHAPER



                                                             *
                                            ------------------------------------
                                            STEVEN J. KEAN



                                                             *
                                            ------------------------------------
                                            DAVID D. KINDER



                                            /S/ JOSEPH LISTENGART
                                            ------------------------------------
                                            JOSEPH LISTENGART



                                                             *
                                            ------------------------------------
                                            KIMBERLY A. DANG



                                                             *
                                            ------------------------------------
                                            JAMES E. STREET

                                    PORTCULLIS PARTNERS, LP

                                    BY:  PORTCULLIS G.P., LLC


                                    BY:                 *
                                        ------------------------------------
                                        WILLIAM V. MORGAN
                                        MANAGER


                                    PORTCULLIS G.P., LLC


                                    BY:                 *
                                        ------------------------------------
                                        WILLIAM V. MORGAN
                                        MANAGER


                                                         *
                                        ------------------------------------
                                        WILLIAM V. MORGAN


                                                         *
                                        ------------------------------------
                                        MICHAEL C. MORGAN


                                                         *
                                        ------------------------------------
                                        FAYEZ SAROFIM

* Joseph Listengart, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission


                                    /S/ JOSEPH LISTENGART
                                    ------------------------------------
                                    JOSEPH LISTENGART























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